Exhibit 99.(a)(5)(i)

FOR RELEASE 3:00 P.M. CENTRAL Thursday, February 10, 2011 Contact: Lance Berry (901) 867-4607
Wright Medical Group Commences Tender Offer for Its 2.625% Convertible Senior Notes Due
2014 and Announces $350 Million Amended and Restated Credit Facility
ARLINGTON, TN — February 10, 2011 — Wright Medical Group, Inc. (“Wright Medical”) (NASDAQ: WMGI), a global orthopaedic medical device company and a leading provider of surgical solutions for the foot and ankle market, today announced that it has commenced a tender offer to purchase for cash any and all of its outstanding 2.625% Convertible Senior Notes due 2014 (the “Notes”). The aggregate principal amount outstanding on the Notes is $200 million.
The tender offer will expire at 8:00 a.m., New York City time, on March 11, 2011, unless extended or earlier terminated by Wright Medical. Holders of Notes who validly tender their Notes on or prior to the expiration date, and do not validly withdraw such Notes, will receive $1,000.00 for each $1,000 principal amount of Notes purchased in the tender offer, plus accrued and unpaid interest up to, but not including, the settlement date. Notes that have been tendered may be withdrawn at any time on or prior to the expiration date.
Wright Medical also announced today its entry into an amended and restated senior credit facility. This facility provides for a $200 million revolving credit facility and a delayed draw term loan of up to $150 million. In addition, the facility permits Wright Medical to borrow up to an additional $100 million subject to receipt of commitments from lenders and on terms to be agreed with the lenders who provide such commitments. The interest rate under the new facility will be the sum of a base rate or Eurodollar rate plus an applicable margin that ranges from 0.00% to 2.75% depending on the type of loan and Wright Medical’s consolidated leverage ratio. Assuming Wright Medical had $200 million of debt outstanding, borrowings under the facility at today’s rate would bear interest at approximately 4.0% for base rate loans or approximately 2.1% for Eurodollar rate loans. Wright Medical expects to fund the purchase of Notes tendered in the tender offer and pay related fees and expenses from borrowings under the delayed draw term loan within the facility and from cash on hand. The facility matures on June 1, 2014, unless the Notes outstanding are reduced to a principal amount of less than $100 million on or before June 1, 2014, in which case the maturity date will be automatically extended to February 10, 2016 so long as certain conditions are satisfied.
Gary D. Henley, President and Chief Executive Officer commented, “We are pleased to have commenced a tender offer for the Notes and to have entered into an amended and restated senior credit facility, which will provide us with increased flexibility and capacity to fund our strategies for growth.”
Full details of the terms and conditions of the tender offer are included in Wright Medical’s offer to purchase and letter of transmittal, which are being sent to holders of Notes and filed on Schedule TO with the U.S. Securities and Exchange Commission. Holders of Notes are encouraged to read these documents, as they contain important information regarding the tender offer.
Wright Medical has retained BofA Merrill Lynch to act as the dealer manager for the tender offer. D.F. King & Co., Inc. is the information agent and depositary for the tender offer. Questions regarding the tender offer should be directed to the dealer manager at (980) 388-9217 (collect) or (888) 292-0070 (toll-free). Requests for the offer to purchase and other documents relating to the tender offer may be directed to D.F. King & Co., Inc., at (212) 269-5550 (for banks and brokers only) or (800) 769-7666 (U.S. toll free).
None of Wright Medical, any member of its board of directors, the dealer manager, the information agent, the depositary or the trustee is making any recommendation to holders of Notes as to whether to tender or refrain from tendering their Notes pursuant to the tender offer. Holders of Notes must decide whether they will tender pursuant to the offer and, if so, how many Notes they will tender.
This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The tender offer is only being made pursuant to the tender offer documents, including the offer to purchase and the related letter of transmittal. The tender offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS
This press release contains “forward-looking statements” as defined under U.S. federal securities laws. These statements reflect management’s current knowledge, assumptions, beliefs, estimates, and expectations and express management’s current views of future performance, results, and trends and may be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and other similar terms. Forward-looking statements are subject to a number of risks and uncertainties that could cause our actual results to materially differ from those described in the forward-looking statements. Risks and uncertainties that could cause our actual results to materially differ from those described in forward-looking statements include those discussed in our filings with the Securities and Exchange Commission (including those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2010 to be filed with the SEC today, under the heading “Risk Factors”), and the following: the impact of our settlement of the federal investigation into our consulting arrangements with orthopaedic surgeons relating to our hip and knee products in the United States, including our compliance with the Deferred Prosecution Agreement through September 2011 and the Corporate Integrity Agreement through September 2015; demand for and market acceptance of our new and existing products; recently enacted healthcare reform legislation and its future implementation, possible additional legislation, regulation and other governmental pressures in the United States or globally, which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payers or other elements of our business; tax reform measures, tax authority examinations and associated tax risks and potential obligations; our ability to identify business development and growth opportunities for existing or future products; product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, or declining sales; individual, group or class action alleging products liability claims, including an increase in the number of claims during any period; future actions of the FDA or any other regulatory body or government authority that could delay, limit or suspend product development, manufacturing or sale or result in seizures, injunctions, monetary sanctions or criminal or civil liabilities; our ability to enforce our patent rights or patents of third parties preventing or restricting the manufacture, sale or use of affected products or technology; the impact of geographic and product mix on our sales; retention of our sales representatives and independent distributors; inventory reductions or fluctuations in buying patterns by wholesalers or distributors; and any impact of the commercial and credit environment on us and our customers and suppliers. Readers should not place undue reliance on forward-looking statements. Such statements are made as of the date of this press release, and we undertake no obligation to update such statements after this date.
Wright Medical Group, Inc. is a global orthopaedic medical device company specializing in the design, manufacture and marketing of devices and biologic products for the extremity, hip and knee repair and reconstruction. Wright Medical is a leading provider of surgical solutions for the foot and ankle market. Wright Medical has been in business for more than 60 years and markets its products in over 60 countries worldwide. For more information about Wright Medical, visit the Company’s website at www.wmt.com.

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